UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2) DayStar Technologies, Inc.

(Name of Issuer) Common Stock, par value $0.01 per share
(Title of Class of Securities) 23962Q 100

(CUSIP Number)

Dynamic Worldwide Solar Energy, LLC
515 Madison Avenue, 29th Floor
New York, NY 10022
Attention: Mr. Robert Entler
(212) 632-4808

with a copy to:
Stephen B. Delman
515 Madison Avenue, 29th Floor
New York, NY 10022
(212) 632-4817

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 28, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
CUSIP No. 23962Q 100		Page 2 of 6 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Dynamic Worldwide Solar Energy, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 961,738 shares1 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 961,738 shares1 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON [ ] 961,738 shares1 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6% of outstanding shares of Common Stock2 (See Item 5)
14		TYPE OF REPORTING PERSON OO

___________________________________________
1         Includes 240,741 shares of Common Stock issuable upon exercise of the Warrant.
2         Includes as outstanding 778,219 shares of Common Stock and 240,741 shares of Common Stock issuable upon exercise of the Warrant.

SCHEDULE 13D
CUSIP No. 23962Q 100	Page 3 of 6 Pages

Item 1.	Security and Issuer.

This Amendment No. 2 ("Amendment No. 2") further amends and supplements the Schedule 13D dated November 18, 2010 (the "Schedule 13D"), filed by Dynamic Worldwide Solar Energy, LLC, a Delaware limited liability company ("Dynamic"), with respect to beneficial ownership of (1) shares of common stock, par value $0.01 per share (the “Common Stock”), of DayStar Technologies, Inc., a Delaware corporation (the “Company”), and (2) a warrant to purchase up to 240,741 shares of Common Stock (the “Warrant”), as such Schedule 13D has been amended and supplemented by Amendment No. 1 to Schedule 13D dated January 24, 2011 ("Amendment No. 1").

This Amendment No. 2 is being filed to update Items 4 and 5 of the Schedule 13D and Amendment No. 1.

Unless otherwise defined in this Amendment No. 2, capitalized terms have the meanings set forth in the Schedule 13D and Amendment No. 1.

The Company’s principal executive office is located at 1010 South Milpitas Boulevard, Milpitas, California 95035.

Item 4.	Purpose of Transaction.

Item 4 is amended to include the following information:

On January 28, 2011, Dynamic converted the $650,000 principal amount of the Note in full into 722,222 shares of Common Stock at a conversion price of $0.90 per share of Common Stock.

On February 2, 2011, the Company issued to Dynamic 55,997 shares of Common Stock, representing $50,397 of accrued interest on the Note which Dynamic agreed to accept in the form of shares of Common Stock based on a conversion price of $0.90 per share of Common Stock.

On February 3 and 4, 2011, Dynamic sold an aggregate of 57,222 shares of Common Stock on the open market.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended to include the following information:

(a) Based on the Company's most recent Definitive Proxy Statement on Schedule 14A, as of November 19, 2010 there were 5,129,659 shares of Common Stock issued and outstanding.  Dynamic beneficially owns 961,738 shares of Common Stock as a result of (1) the conversion of the $650,000 principal amount of the Note in full into 722,222 shares of Common Stock on January 28, 2011, (2) the Company's issuance to Dynamic of 55,997 shares of Common Stock representing $50,397 of accrued interest on the Note, (3) the

SCHEDULE 13D
CUSIP No. 23962Q 100	Page 4 of 6 Pages

subsequent sale by Dynamic of an aggregate of 57,222 shares of Common Stock on the open market and (4) its ownership of the Warrant exercisable for 240,741 shares of Common Stock.  Based on the number of shares issued and outstanding as of November 19, 2010 and including 722,222 shares issued on conversion of the Note, 55,997 shares issued in lieu of interest and 240,741 shares issuable upon conversion of the Warrant, Dynamic beneficially owns approximately 15.6% of the outstanding Common Stock of the Company.

(b) Dynamic has the sole power to vote or dispose of the 720,997 shares of Common Stock and any Common Stock acquired upon exercise of the Warrant.

Section (c) of Item 5 is supplemented as follows:

(c) In addition to the information set forth in Item 4, which is incorporated herein by reference, during the past 60 days, Dynamic effected the following transactions with respect to the Common Stock:

●	On February 3, 2011, Dynamic sold 13,422 shares of Common Stock on the open market at a price of $1.55 per share.

●	On February 3, 2011, Dynamic sold 2,100 shares of Common Stock on the open market at a price of $1.551 per share.

●	On February 3, 2011, Dynamic sold 500 shares of Common Stock on the open market at a price of $1.56 per share.

●	On February 3, 2011, Dynamic sold 1,200 shares of Common Stock on the open market at a price of $1.57 per share.

●	On February 4, 2011, Dynamic sold 19,561 shares of Common Stock on the open market at a price of $1.50 per share.

●	On February 4, 2011, Dynamic sold 900 shares of Common Stock on the open market at a price of $1.501 per share.

●	On February 4, 2011, Dynamic sold 1,100 shares of Common Stock on the open market at a price of $1.51 per share.

●	On February 4, 2011, Dynamic sold 1,039 shares of Common Stock on the open market at a price of $1.52 per share.

●	On February 4, 2011, Dynamic sold 6,118 shares of Common Stock on the open market at a price of $1.53 per share.

●	On February 4, 2011, Dynamic sold 10,000 shares of Common Stock on the open market at a price of $1.55 per share.

SCHEDULE 13D
CUSIP No. 23962Q 100	Page 5 of 6 Pages

●	On February 4, 2011, Dynamic sold 1,282 shares of Common Stock on the open market at a price of $1.57 per share.

SCHEDULE 13D
CUSIP No. 23962Q 100	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2011	DYNAMIC WORLDWIDE SOLAR ENERGY, LLC By: /s/ Stephen B. Delman Stephen B. Delman Attorney-in-fact